

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

Via E-mail
Angelo Scola
Chief Executive Officer
Pioneer Exploration Inc.
2700 Newport Boulevard, Suite 190
Newport Beach, California 92663

> **Re: Pioneer Exploration Inc.**
> **Form 8-K/A**
> **Filed May 18, 2012**
> **Response letter dated May 9, 2012**
> **File: 000-53784**

Dear Mr. Scola:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01. Changes in Registrant's Certifying Accountant, page F-9

1. You state here that Parmelee Poirier & Associates LLP ('Parmelee") was dismissed; however, you also state in Item 14, Changes in and Disagreements with Accountants, that Parmelee resigned. Please revise to provide a consistent explanation of how the engagement of Parmelee ended. Please also disclose here that Parmelee was not PCAOB-registered.

Item 4.02(a). Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page F-9

2. Please expand this section to describe the accounting error(s) that caused you to conclude the financial statements could no longer be relied upon. Please also provide the disclosures required by Item 4.02(a)(3) of Form 8-K. Note that the predecessor auditor's PCAOB status, in and of itself, is not a basis to conclude that the financial statements cannot be relied upon.

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Business Acquired

Notes to the Financial Statements

6. Restatement of Form 8-K, page F-8

3. We note your response to our prior comment 6. Your response did not address our comment in its entirety. Please revise to provide an explanation of the nature of the error for each material line adjustment to your financial statements as required by FASB ASC 250-50-7.

Exhibit 16

4. Please provide an updated letter from the predecessor accountant related to the revised disclosures.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, Legal Branch Chief, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Rene Daignault, Esq.